Exhibit 99.10

Excerpts from Section B of « 2013-2014 » Budget – Budget Plan

TABLE B.4

Québec’s economic outlook

(percentage change, unless otherwise indicated)

	2011	2012	2013	2014
Output
Real gross domestic product	1.7	0.9	1.5	2.0
Nominal gross domestic product	5.2	3.4	3.7	4.0
Nominal gross domestic product ($ billion)	335.9	347.2	360.1	374.7
Components of GDP (in real terms)
Consumption	2.0	1.4	1.8	2.0
Government expenditures	0.4	0.4	0.4	0.6
Residential investment	1.5	1.4	–4.0	–1.1
Non-residential business investment	10.2	4.0	5.0	5.3
Exports	2.1	0.9	2.8	3.3
Imports	4.0	1.7	1.9	2.6
Population and labour market
Population (thousands)	7 980	8 049	8 112	8 175
Population aged 15 and over (thousands)	6 576	6 636	6 682	6 723
Jobs (thousands)	3 954	3 978	4 020	4 058
Job creation (thousands)	38.5	24.8	41.6	38.4
Job creation (%)	1.0	0.6	1.0	1.0
Unemployment rate (%)	7.8	7.8	7.6	7.5
Employment rate (%)	60.1	59.9	60.2	60.4
Other economic indicators
Nominal consumption	3.6	2.9	3.2	3.7
Housing starts (thousands of units)	48.4	46.5	41.6	40.1
Personal income	3.6	3.3	3.6	3.5
Wages and salaries	4.1	2.9	3.4	3.5
Corporate profits	11.8	1.7	7.0	8.5
Consumer prices	3.0	2.2	1.6	2.0
Nominal GDP per capita ($)	42 091	43 130	44 396	45 831
Per capita personal disposable income ($)	26 923	27 487	28 211	28 924

Sources:	Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances et de l’Économie du Québec.

The Québec Economy:
Recent Developments and Outlook for 2013 and 2014	B.25

TABLE B.6

Canadian financial markets

(average annual percentage rate, unless otherwise indicated)

	2011	2012	2013	2014
Target for the overnight rate	1.0	1.0	1.0	1.4
Treasury bills – 3-month	0.9	1.0	1.0	1.4
Bonds – 10-year	2.8	1.9	2.4	3.2
Canadian dollar (U.S. cents)	101.3	100.7	99.1	100.7

Sources:	Statistics Canada, Bloomberg and Ministère des Finances et de l’Économie du Québec.

The Québec Economy:
Recent Developments and Outlook for 2013 and 2014	B.37